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Richard Kendall

Partner, Managing Director, Real Estate at Allison+Partners

Greater Seattle Area · 500+ connections · See contact info

Allison+Partners

Wake Forest University

About

For the past 25+ years, Richard has provided strategic communications counsel to private- and public-sector clients -- particularly those in the real estate market -- throughout the West and across the country. He is a hard-working, results-oriented professional who takes a tailored, multi-tiered approach to each new ... see more

Articles & activity

2,367 followers

Allison+Partners Job Openings

Richard Kendall
Published on LinkedIn

Allison+Partners' Seattle office is looking for two smart, motivated communications professionals with experience in real estate and the built environment. See links below for Acco ...see more

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Allison+Partners Launches Advisory Services to Help Clients Navigate t...

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11 Reactions • 1 Comment

Building Opportunity; A Campaign to Build 750 Homes

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MZA hires Mia Marshall to boost US work

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Experience

Allison+Partners
7 yrs

Partner, Managing Director, Real Estate
Jan 2018 – Present · 1 yr 6 mos
Seattle, Washington

Partner + General Manager + Real Estate Lead
Jan 2014 – Present · 5 yrs 6 mos
greater seattle area

General Manager, San Diego Office
Jul 2012 – Jan 2014 · 1 yr 7 mos
san diego, california

Managed and led the San Diego office for international, entrepreneurial-based communications firm with 14 offices in the U.S., London, China and India.

Shareholder / Executive Vice President
Frause
Mar 1999 – Jul 2012 · 13 yrs 5 mos
Greater Seattle Area

Richard directed the company's real estate practice providing cradle-to-grave communications services to developers, owners, architects and other clients. Created programs that helped developers to navigate the land use and entitlement process, and to achieve their property leasing and disposition objectives.... See more

Account Manager
Bombar Public Relations
Jun 1995 – Nov 1998 · 3 yrs 6 mos

Served the general communication needs of clients in the private-, public- and nonprofit sectors. Developed comprehensive public relations plans, key messaging, strategies and tactics, and budget and execution timeline components.

Education

Wake Forest University
BA, Economics
1985 – 1989

University of Washington
Certificate in Public Relations, PR
1998 – 1999

Volunteer Experience

Member Board of Directors
Runstad Center for Real Estate Studies, University of Washington
May 2015 – Present • 4 yrs 2 mos
Education

Member Board of Directors
Bellwether Housing
Jan 2015 – Present • 4 yrs 6 mos

Member
NAIOP Washington State Chapter
Jan 2005 – Present • 14 yrs 6 mos

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Skills & Endorsements

Media Relations · 55

Endorsed by **Teri Scholz and 6 others who are highly skilled at this**

Endorsed by **11 of Richard's colleagues at Allison+Partners**

Strategic Communications · 51

Endorsed by **Amy O'Hara, APR and 3 others who are highly skilled at this**

Endorsed by **8 of Richard's colleagues at Allison+Partners**

Endorsed by **Phil Carpenter and 3 others who are highly skilled at this**

Endorsed by **11 of Richard's colleagues at Allison+Partners**

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Recommendations

Received (0) Given (2)

Jenny Corsey, APR
Marketing Communications Strategist
May 26, 2013, Richard managed Jenny directly

Jenny is the consummate public relations practitioner --- always looking for the right strategy and never one to address a problem with a tactical solution. And, in addition to being an outstanding news writer, I don't think I've worked with an agency executive in 25 years more committed to their clients' success. J... See more

Anthony Matlock
Experienced Customer Success Professional
April 21, 2012, Richard managed Anthony directly

Anthony's one of the most energetic colleagues I've had the pleasure of working with. He's bright, innovative and creative, and is the consummate team player. But perhaps what best separates Anthony from others is his positive-minded work style, something that's rather hard to find these days and ... See more